Exhibit 99.1

Nexa Resources S.A. Mineral Exploration Results Report dated July 31, 2018

Mineral exploration highlights1,2 Nexa Resources is advancing in its exploration and drilling campaigns to ensure the long-term sustainability of the business through the increase of its mineralized areas. The following is a description of the recent results of our mineral exploration programs developed in our existing operations and greenfield projects. A total of US$36.6 million was invested in the first half of 2018, totaling 147,381 meters of diamond drilling. For a summary of exploration drilling results to date, please refer to Appendix of this document for mineral results. - Cerro Lindo, Peru: During the first half of 2018, 58 drill holes were performed totaling 30,769 meters, from which 25,094 meters were drilled inside the mine to extend mineralized zones (including OB-9, OB 3-4, OB-8, OB-6C, OB-5C, OB-1X targets) and another 5,675 meters were drilled in satellite areas. Priority was given to 8 exploration targets in mineralized zones OB-9 (level 1850), OB 3-4 (level 1710), OB-8 (level 1850 and 1710), OB-6C (level 1710 – 1940), OB-5C (level 1710), OB-1X (level 1650) and Orcocobre anomaly (surface). Important results were obtained in the drill holes: PECLD03371, PECLD03323, PECLD03282 PECLD03322, PECLD03328, PECLD03290 and having intersected massive sulphide mineralization (e.g.: drill hole PECLD03371, with 39.75m @ 3.82% Zn, 0.81% Pb, 1.46% Cu and 3.29oz/t Ag. Drill hole results are presented at Table 1 of Appendix for mineral results). The 2018 diamond-drilling program for Cerro Lindo consists of a total of 60,000 meters. - Atacocha and El Porvenir, Peru: At Atacocha, the mineral exploration program is focused on confirming targets at level 3340 and on Tajo San Gerardo (open pit) mineralization extension (e.g.: PEATD00455, with 7.10m @5.09% Zn, 0.02% Pb, 0.51% Cu, 0.46oz/t Ag and 0.19g/t Au. The exploration at El Porvenir is focused (1) All details about drilling, sampling methodology, protocols, procedures and further information are described at in the most recent Technical Report for each project prepared in accordance with National Instrument 43-101 “NI 43-101”). I. The most recent NI 43-101 technical report with respect to Cerro Lindo is the technical report titled “Cerro Lindo Polymetallic Mine, Chavín District, Chincha Province, Peru, NI 43-101 Technical Report on Operations” with an effective date of June 30, 2017 available on SEDAR. II. The most recent NI 43-101 technical report with respect to El Porvenir is the technical report titled “Independent Technical Report pursuant to National Instrument 43-101 of the Canadian Securities Administrators for El Porvenir Mine, Peru” with an effective date of June 30, 2017 available on SEDAR. III. The most recent NI 43-101 technical report with respect to Atacocha is the technical report titled “Independent Technical Report pursuant to National Instrument 43-101 of the Canadian securities Administrators for Atacocha Mine, Peru” with an effective date of June 30, 2017 available on SEDAR. IV. The most recent NI 43-101 technical report with respect to Morro Agudo is the technical report titled “Morro Agudo Project, Minas Gerais State, Brazil, NI 43-101 Technical Report on preliminary Economic Assessment” with an effective date of July 25, 2017 available on SEDAR. V. The most recent NI 43-101 technical report with respect to Aripuanã is the technical report titled “Technical Report on the Preliminary Economic Assessment of Aripuanã Zinc Project, State of Mato Grosso, Brazil” with an effective date of July 31, 2017 available on SEDAR. VI. The most recent NI 43-101 technical report with respect to Shalipayco is the technical report titled “Technical Report on the Preliminary Economic Assessment of the Shalipayco Project, Junín Region, Perú” with an effective date of July 26, 2017 available on SEDAR. VII. The most recent NI 43-101 technical report with respect to Caçapava do Sul is the technical report titled “Technical Report on the Caçapava do Sul Project, State of Rio Grande Do Sul, Brazil” with an effective date August 3, 2017available on SEDAR. (2) Qualified Person: José Antonio Lopes, MAusIMM(CP) 224829, Mineral Resources Manager for Nexa Resources, is the Qualified Person as that term is defined in NI 43-101 and has reviewed and approved the technical information contained in this report. “The drilling program at Cerro Lindo aims to explore the extensions of mineralized zones within the mine in addition to explore for new massive sulphide Zn/Cu deposits in surrounding areas near the mine.”

Mineral Exploration Results Report in confirming mineralization at depth (levels 3630 to 3800) and also in the Porvenir vein. Drill hole results are presented at Tables 2 and 3 of Appendix for mineral results). The 2018 diamond drilling programs total 75,600 meters, consisting of 37,200 meters (143 holes) in Atacocha (including San Gerardo pit) and 38,400 meters (167 holes) in El Porvenir. - Morro Agudo, Brazil: A total of 14,150 meters (37 drill holes) were completed in the first half of the year. The mineral exploration program objective is to confirm the continuity between the South and North deposits of Bonsucesso and to test the Northern limit of the mineralization (e.g.: BRMAMBSCD000003, which has intersected 24.4m @ 5.36% Zn and 0.86% Pb between 209.1m and 233.5m. Drill hole results are presented at Table 4 of Appendix for mineral results). - Aripuanã project, Brazil: Nine exploration drill holes, totaling 4,737 meters were done, of which five intersected the mineralization (e.g.: BRAPD00003, with 13.86m @6.71% Zn, 1.34% Pb, 0.37% Cu and 0.12g/t Au. Drill hole results are presented at Tables 5 and 6 of Appendix for mineral results). Another 6,000 meters are scheduled for the second half of 2018. - Shalipayco project, Peru: From April 2017 to January 2018, a total of 37,239 meters of diamond drilling was performed at the Shalipayco project. The 2017-2018 drilling confirmed the mineralization continuity in Resurgidora and Intermedio mantles, having intersected significant lengths of zinc mineralization (e.g.:drillhole PESHD000042,which has intercepted 14.10m @ 4.05% Zn; 0.17% Pb; 34.37ppm Ag m between 140.60m and 154.70m; drill hole PESHD000054, which has intersected 16m @ 18.03%Zn; 5.83% Pb; 159.62ppm Ag between 282.95m to 298.95m. Drill holes results are presented at Table 7 of Appendix for mineral results). In addition to the drilling campaigns, a geological mapping was carried out over a total area of 4,330 hectare, representing seven exploration targets. Mineralization has been identified in five of those targets. - Caçapava do Sul project, Brazil: A total of 6,648 meters were drilled in Caçapava do Sul project to outline the extent of the Stockwork copper system with dominant copper and gold mineralization discovered in September 2017 (e.g.: drill hole BRSMD000263, with 140m @ 0.25%Cu, 0.08g/t Au and 1.02ppm Ag, including 24.3m @ 0.69%Cu, 0.27g/t Au and 1.79 ppm Ag, and drill hole BRSMD000264, with 117.1m @ 0.25%Cu, 0.14g/t Au and 1.01ppm Ag, including 10.35m @ 1.45%Cu and 1.46g/t Au and 3.05ppm Ag. Drill holes results are presented at Table 8 of Appendix for mineral results). Metallurgical testwork is scheduled for the second half of 2018. 3 The 2017-2018 drilling confirmed the mineralization continuity in Resurgidora and Intermedio mantles, having intersected significant lengths of zinc mineralization. A Mineral Resources update of the project will be prepared once the 2018 exploration program is completed. The mineral exploration campaign developed for the Aripuanã project focused on Babaçu target, which represents a potential southeastern extension of Ambrex deposit (additional to the project that is under the scope of the feasibility

Mineral Exploration Results Report About Nexa Nexa Resources S.A. (NYSE: NEXA, TSX: NEXA) (formerly VM Holding S.A.) (“Nexa Resources”, “Nexa”, or “Company”) Nexa’s common shares commenced trading on the New York Stock Exchange (“NYSE”) and Toronto Stock Exchange (“TSX”) under the ticker symbol “NEXA” on October 26, 2017. Nexa Resources is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. The Company owns and operates five long-life underground polymetallic mines, three of which are located in the Central Andes of Peru (Cerro Lindo, El Porvenir and Atacocha) and two located in the Brazilian state of Minas Gerais (Vazante and Morro Agudo). Two of the Company’s mines, Cerro Lindo and Vazante, are among the 10 largest zinc mines in the world, which, along with the Company’s other mining operations, ranked the Company among the top five producers of mined zinc worldwide in 2017, according to Wood Mackenzie. Nexa also operates three smelting assets, two in Brazil - in the state of Minas Gerais (Três Marias and Juiz de Fora) - and one in Peru (Cajamarquilla). Nexa produces substantial amounts of copper, lead, silver and gold as by-products, which reduce our overall cost to produce mined zinc. 4

Mineral Exploration Results Report Appendix for mineral results Cerro Lindo 140-D02 140-01 710-12 Figure 1: Plot plan of best intercept sections reported during the first half of 2018 – Cerro Lindo deposit 5 OB8A Máquina 140-08 Máquina 140-02 Máquina 140-04 B Máquina Máquina Máquina OB 5C OB 6SE OB 9 OB 8 OB 1X OB3-4

Mineral Exploration Results Report Table 1: Diamond drilling exploration results - Cerro Lindo deposit Hole ID Target X Y Z Total Depth (m) Azimuth ( ) Inclination ( ) From (m) To (m) Drilled Thickness (m) Zn Grade (%) Pb Grade (%) Cu Grade (%) Ag Grade (oz/t) PECLD03366 OB-5C 27.80 42.00 14.20 1.59 0.29 0.14 1.01 PECLD03366 OB-5C 188.70 193.10 4.40 0.03 0.50 0.62 1.40 PECLD03290 OB-6C 393698 8553656 1967.25 596.4 231.37 -20.07 73.00 79.00 6.00 3.25 0.26 0.05 0.60 PECLD03323 OB-6C 248.80 251.80 3.00 1.02 0.21 0.01 0.18 PECLD03347 OB-6C 46.50 49.90 3.40 0.95 0.06 0.40 0.76 PECLD03374 OB-6C 393699 8553655 1967.5 521 205.4 -29.38 29.50 54.90 25.40 0.43 0.20 0.23 0.79 PECLD03417 OB-6C 393699 8553655 1967.04 524.7 196.6 -58.32 63.00 66.80 3.80 0.04 0.02 0.45 0.78 PECLD03435 OB-6C 393700 8553656 1967.35 521.9 210.28 -57.71 78.70 83.00 4.30 0.05 0.02 0.47 0.46 PECLD03582 OB-6C 269.30 273.80 4.50 10.39 0.69 0.69 0.00 PECLD03273 OB-8A 393176 8554488 1742.47 571.6 83.99 -19.24 381.10 385.20 4.10 0.22 0.00 0.44 0.50 PECLD03273 OB-8A 485.40 492.00 6.60 0.12 0.00 0.72 0.34 PECLD03328 OB-8A 379.50 382.10 2.60 0.19 0.00 0.56 0.38 PECLD03328 OB-8A 410.70 419.30 8.60 0.07 0.03 0.45 0.25 6 PECLD03328OB-8A394.50406.8012.300.300.010.330.27 PECLD03328OB-8A39317785544871742.01498.579.82-24.68362.50367.004.500.300.000.280.25 PECLD03273OB-8A399.00403.304.300.140.000.570.42 PECLD03583OB-6C273.80280.306.500.350.000.350.00 PECLD03581OB-6C39368285534231732.5935026.2440.39263.20269.306.100.690.691.390.00 PECLD03417OB-6C323.10326.403.301.020.080.070.09 PECLD03374OB-6C91.6096.304.701.090.240.081.15 PECLD03347OB-6C57.4061.003.600.600.060.200.37 PECLD03347OB-6C39369985536541967.4499205.86-9.9636.5040.604.101.100.310.120.96 PECLD03323OB-6C39369885536561967.7293.8231.885.3557.8062.204.402.300.810.281.73 PECLD03282OB-6C39369885536561967.11357.4231.91-38.65201.60229.8028.200.730.100.070.39 PECLD03366OB-5C160.70181.8021.103.310.370.701.26 PECLD03366OB-5C39352085535261729.36208.517.3533.5815.9022.406.501.060.120.521.23

Mineral Exploration Results Report PECLD03328 OB-8A 436.10 466.00 29.90 0.03 0.01 0.97 0.25 PECLD03351 OB-8A 359.30 367.30 8.00 0.77 0.01 0.69 0.33 PECLD03537 OB-8B 393524 8554192 1868.93 652.9 17.85 -50.43 360.80 371.40 10.60 2.44 0.23 0.08 0.81 PECLD03322 OB-9 394203 8553478 1876.19 604.7 43.4 -19.54 8.90 12.20 3.30 1.15 0.20 0.04 0.89 PECLD03322 OB-9 211.00 216.20 5.20 0.11 0.01 0.51 0.08 PECLD03371 OB-9 394203 8553478 1877.17 571.5 44.39 10.04 4.20 6.70 2.50 0.94 0.18 0.02 0.69 PECLD03371 OB-9 167.10 171.60 4.50 5.37 1.63 0.14 4.04 PECLD03371 OB-9 192.50 230.30 37.80 0.91 0.13 0.89 1.30 PECLD03408 OB-9 236.40 241.90 5.50 2.80 0.00 0.02 0.01 PECLD03408 OB-9 405.00 410.70 5.70 0.01 0.01 0.48 0.26 PECLD03501 OB-9 394203 8553478 1875.68 255.7 45 -42.38 17.00 22.00 5.00 0.96 0.24 0.10 1.17 Note: Reported intervals are not represented in true thickness. 7 PECLD03458OB-939420285534781877.64395.245.0424.13215.50220.805.301.320.200.830.94 PECLD03408OB-9375.20387.4012.200.040.010.370.31 PECLD03408OB-939420185534761879.47711.943.94-56.311.0016.8015.800.650.270.131.10 PECLD03371OB-9183.00186.703.702.200.340.381.37 PECLD03371OB-9113.30153.0539.753.820.811.463.29 PECLD03322OB-9463.10469.406.304.751.880.112.04 PECLD03322OB-943.8045.501.701.330.180.010.47 PECLD03537OB-8B405.80411.505.700.020.000.470.09 PECLD03443OB-8A39317685544881741.75433.344.63-29.81307.00313.806.800.060.000.810.72 PECLD03351OB-8A39317685544871742.26408.858.72-27.41314.75324.559.800.030.000.450.20 PECLD03328OB-8A423.90426.903.000.080.000.840.33

Mineral Exploration Results Report Atacocha and El Porvenir Figure 2: Surface drill holes location at Atacocha deposit 8 OB Asunción Glory HoleSanta Bárbara Extensión W - GH References Exploration Targets

Mineral Exploration Results Report OB PVS Pradera Vasconia 9 OB CNE CNE San Gerardo References Integración Exploration Targets

Mineral Exploration Results Report Figure 3: Underground drill holes, level 3300 at Atacocha deposit. Table 2: Diamond drill holes intersections at Atacocha deposit Hole ID Target X Y Z Total Depth (m) Azimuth ( ) Inclination ( ) From (m) To (m) Drilled Thickness (m) Zn Grade (%) Pb Grade (%) Cu Grade (%) Ag Grade (oz/t) Au Grade (g/t) 73.00 77.00 4.00 0.82 2.22 0.15 2.53 0.24 PEATD00421 OB 17S 367743.98 8829820.54 3339.73 152.60 39.29 29.37 45.85 50.00 4.15 0.75 3.30 0.15 4.56 0.30 61.00 68.00 7.00 1.83 1.68 0.06 4.08 0.26 96.80 101.00 4.20 1.68 1.99 0.03 3.79 0.27 PEATD00447 OB Anita 368102.75 8830348.10 3332.65 141.60 177.99 0.00 19.20 26.70 7.50 6.67 0.03 0.44 0.33 0.21 PEATD00464 OB Anita 368105.37 8830350.00 3334.64 166.20 139.90 39.87 22.80 26.90 4.10 7.83 0.11 0.13 0.60 0.16 PEATD00487 OB Anita 368103.94 8830349.81 3333.74 168.70 160.17 30.00 25.00 28.20 3.20 4.37 0.09 0.36 0.96 0.34 PEATD00460 CNE 368511.81 8830405.87 3338.35 155.70 200.23 0.00 24.00 62.00 38.00 5.17 0.27 0.15 0.26 0.25 93.00 97.00 4.00 0.01 0.00 0.05 0.02 5.27 PEATD00504 CNE 368511.11 8830405.82 3338.85 147.50 210.83 9.44 26.80 35.00 8.20 6.34 0.16 0.11 0.24 0.12 39.80 58.40 18.60 5.73 0.04 0.09 0.07 0.06 10 64.4068.504.105.660.300.110.330.12 PEATD00516CNE368510.588830406.223339.41156.80220.1819.6226.6038.8012.205.650.090.080.120.11 PEATD00497CNE368512.548830406.063338.71162.20189.469.3442.9047.004.105.860.080.050.060.12 PEATD00466CNE368512.938830405.403338.38185.60180.000.0057.0063.706.702.730.411.540.631.21 PEATD00451CNE368510.548830406.113338.34126.40220.820.0022.8037.7514.955.320.150.080.420.12 PEATD00478OB Anita368106.258830351.603334.39219.1098.4939.7514.3017.853.555.720.100.230.500.11 29.7034.404.705.950.010.390.190.15 PEATD00417OB Anita368106.628830351.533332.65320.1099.060.0012.5017.605.106.930.070.420.440.10 84.0089.005.002.853.490.094.020.58 PEATD00407Veta 27366593.948830577.353357.35230.50235.0939.1021.8030.108.308.347.900.038.140.46 PEATD00411OB 17S367744.698829819.063339.57155.7060.6230.3642.0053.9011.902.191.480.343.080.25 PEATD00388OB15367746.348829933.043333.77146.10153.3139.2310.0019.009.001.400.861.005.030.50

Mineral Exploration Results Report PEATD00554 CNE 368512.13 8830406.73 3339.93 183.20 201.08 39.32 88.70 103.30 14.60 1.14 0.00 2.17 0.66 2.06 PEATD00613 CNE 368511.19 8830406.86 3340.00 206.40 219.52 40.32 54.30 65.00 10.70 5.59 0.01 0.13 0.08 0.14 37.60 51.50 13.90 3.57 1.55 0.06 0.78 0.18 PEATD00558 SG 367271.25 8830199.75 3315.42 377.70 193.95 10.07 279.85 288.20 8.35 4.82 0.26 0.22 1.65 0.07 PEATD00595 SG 367270.39 8830200.45 3315.18 384.10 213.11 4.48 300.00 307.70 7.70 5.47 0.11 0.01 0.94 0.07 PEATD00501 PRV 368032.64 8829499.11 3343.73 225.90 38.29 0.00 35.50 38.65 3.15 7.90 0.03 0.81 0.28 0.36 PEATD00513 PRV 368033.40 8829497.95 3343.75 191.10 59.24 0.00 78.10 81.10 3.00 2.27 2.86 0.02 1.54 0.07 PEATD00545 PRV 368030.04 8829499.64 3343.76 164.00 359.92 0.00 63.80 68.50 4.70 6.02 3.67 0.53 3.95 0.77 PEATD00576 PRV 368027.72 8829498.62 3344.45 204.10 319.34 15.26 72.80 85.50 12.70 13.35 0.01 0.93 0.42 2.01 124.50 127.50 3.00 0.82 0.34 0.00 0.31 0.25 248.00 255.00 7.00 0.80 0.46 0.01 1.07 1.35 299.80 306.50 6.70 1.21 0.55 0.01 0.27 0.22 323.90 330.80 6.90 3.67 2.09 0.03 1.19 0.74 PEATD00406 GH 367042.01 8830492.61 4219.36 131.50 109.60 -58.72 98.80 111.90 13.10 0.38 1.64 0.01 0.86 0.16 11 PEATD00396GH367485.338830567.124059.81359.50229.63-34.5032.0036.504.504.972.620.074.130.54 314.00317.603.601.070.510.001.020.60 283.60291.007.400.780.280.000.320.19 235.00237.402.400.390.280.010.590.41 PEATD00386GH367484.418830566.284061.21333.40229.8014.8330.0038.008.002.441.430.022.090.67 PEATD00559PRV368027.838829498.653343.76170.00319.640.00112.70117.805.105.110.010.760.251.01 PEATD00534PRV368028.778829499.493343.74179.60340.15-0.01134.10137.803.703.960.590.772.710.28 0.0043.0047.004.001.923.320.072.090.04 PEATD00498PRV368031.208829499.323343.73162.2020.170.0049.2052.503.303.841.370.040.780.82 299.00304.005.006.730.010.290.250.07 PEATD00455SG367271.618830199.593315.25392.50186.346.30290.50297.607.105.090.020.510.460.19 PEATD00622CNE368511.288830406.083337.62131.00208.98-30.7023.1032.509.404.700.280.060.620.23 163.00170.807.801.230.581.910.732.00

Mineral Exploration Results Report 118.80 128.20 9.40 8.84 10.23 0.18 6.50 1.40 239.60 244.00 4.40 4.39 2.23 0.01 3.20 0.49 154.35 159.70 5.35 1.41 0.94 0.02 0.76 0.16 263.00 266.70 3.70 0.36 2.03 0.08 1.42 0.20 PEATD00440 GH 367083.27 8830154.51 4348.91 179.40 50.91 -49.01 77.30 83.20 5.90 1.40 0.54 0.01 0.66 0.07 139.80 149.00 9.20 0.29 0.60 0.01 0.45 0.46 187.10 191.80 4.70 0.29 3.61 0.06 2.05 0.65 PEATD00442 GH 367035.94 8830102.50 4348.96 309.50 49.99 -50.12 26.90 36.70 9.80 1.29 0.54 0.00 0.32 0.24 249.60 252.80 3.20 0.57 1.80 0.07 1.61 0.09 290.00 293.60 3.60 0.57 1.25 0.02 0.84 0.22 304.20 309.50 5.30 1.72 0.84 0.01 0.35 0.19 176.00 179.00 3.00 0.77 1.66 0.04 1.11 0.07 12 PEATD00454GH366998.598830205.904361.98304.6047.85-46.8476.7083.907.200.910.630.010.590.06 296.50302.305.801.530.970.080.900.37 281.50286.404.901.144.440.068.320.16 83.0087.754.751.020.820.000.380.28 199.60204.004.400.051.720.091.030.53 PEATD00441GH367435.868830617.094052.79245.90230.52-49.33175.60181.606.000.300.380.010.660.32 131.00138.807.800.650.350.020.640.16 PEATD00428GH367435.018830616.324054.33193.20229.8011.04170.80183.5012.700.520.430.010.490.38 PEATD00426GH366964.828830151.114366.85381.8049.31-59.2013.6020.607.000.930.580.020.630.09 PEATD00418GH367077.698830151.464348.19317.80204.28-49.3580.4085.805.401.760.840.030.680.42 PEATD00414GH367436.008830617.144053.73246.20229.880.22222.70227.705.000.510.140.000.340.66 111.90116.704.800.980.980.130.670.48

Mineral Exploration Results Report 281.70 291.70 10.00 0.81 0.65 0.02 0.56 0.12 96.10 99.90 3.80 0.43 0.14 0.00 0.15 0.87 134.30 140.20 5.90 0.74 0.62 0.00 2.55 2.47 PEATD00465 GH 366840.59 8830035.06 4387.57 354.90 50.12 -54.21 192.00 195.40 3.40 0.12 4.05 0.05 1.91 0.07 305.10 310.50 5.40 1.37 0.37 0.04 0.24 0.12 143.00 149.70 6.70 1.78 0.91 0.03 0.72 0.31 75.00 81.00 6.00 1.38 0.60 0.01 0.49 0.26 272.00 278.20 6.20 0.94 0.90 0.03 0.68 0.08 121.50 125.20 3.70 0.97 0.64 0.02 0.67 0.09 170.00 173.00 3.00 2.03 4.16 0.08 2.52 0.26 377.00 390.40 13.40 0.58 0.89 0.02 0.59 0.10 437.00 444.00 7.00 0.18 0.58 0.05 0.96 0.39 PEATD00496 GH 366737.41 8830148.20 4341.58 353.10 50.18 -60.09 63.20 66.80 3.60 2.92 1.61 0.11 2.74 0.09 13 PEATD00494GH366605.778830148.524328.08343.6046.16-49.47226.70232.205.500.021.100.020.690.08 395.40399.303.900.551.130.030.620.09 365.60375.009.401.031.250.030.870.10 149.20157.007.800.600.460.030.570.29 PEATD00482GH366820.148830085.794380.83477.9059.32-49.19109.70115.005.300.890.630.030.360.08 151.70159.107.402.120.690.020.450.21 PEATD00476GH366948.028830048.204369.86306.9048.77-50.0126.5041.3014.801.742.610.031.400.31 PEATD00470GH367435.748830617.044052.75175.80250.27-35.07135.00141.006.000.350.760.010.590.15 283.00293.9010.901.360.510.100.770.11 312.50316.003.501.960.690.010.710.43 127.70132.104.400.220.180.000.821.10 PEATD00456GH367436.018830615.904054.30329.40186.6411.3574.0077.003.000.200.350.001.240.43 228.30231.503.201.473.050.061.540.18

Mineral Exploration Results Report PEATD00575 GH 366919.06 8830192.24 4358.89 318.50 48.54 -48.06 144.10 147.80 3.70 6.57 1.87 0.02 1.17 0.17 PEATD00594 GH 366398.63 8830210.62 4302.25 328.20 345.50 -49.57 83.70 87.60 3.90 0.64 0.21 0.00 0.17 0.92 79.10 82.10 3.00 0.18 1.94 0.02 2.06 0.06 226.10 231.50 5.40 0.24 0.41 0.10 1.51 0.62 282.40 286.00 3.60 0.41 0.08 0.14 1.50 0.12 311.00 321.00 10.00 2.66 1.92 0.04 2.57 0.48 PEATD00618 GH 367098.45 8829823.78 4307.63 368.80 50.07 -49.03 17.50 20.60 3.10 0.39 0.26 0.03 0.78 0.30 42.10 47.80 5.70 0.56 0.51 0.03 0.56 0.12 89.80 94.50 4.70 0.24 0.31 0.11 0.80 0.81 Note: Reported intervals are not represented in true thickness. 14 96.75137.3040.551.322.290.082.960.92 50.1056.206.100.710.630.060.290.10 31.0035.404.400.690.830.030.760.34 330.00335.105.100.100.290.010.270.84 287.60291.503.900.390.610.051.530.16 246.50254.007.501.231.220.111.831.44 216.00221.205.200.510.270.010.720.37 PEATD00603GH367488.828829821.774295.57445.70185.51-30.1770.7075.104.400.520.790.010.620.11 230.20233.203.001.048.590.374.000.21 PEATD00506GH366681.678830149.474335.95365.0047.85-48.80155.25158.503.252.711.210.061.350.13

Mineral Exploration Results Report Figure 4: Drill holes location at El Porvenir deposit 15 V. Integración / Level 3370 V. Integración / Level 3030 V. C2-C3 / Level 3630 V. CN1-2 / Level 3630 V. Éxito / Level 3630 LeyenLdegaend V. AM / Level 3970 V. Porvenir / Level 3910 Arenisca Basalto Brecha hidrotermal Caliza Intrusivo Marmol Skarn Mineralización

Mineral Exploration Results Report Table 3: Diamond drill holes intersections at El Porvenir deposit Hole ID Target X Y Z Total Depth (m) Azimuth ( ) Inclination ( ) From (m) To (m) Drilled Thickness (m) Zn Grade (%) Pb Grade (%) Cu Grade (%) Ag Grade (oz/t) Au Grade (g/t) 223.50 243.20 19.70 4.47 0.03 0.30 0.32 0.80 163.50 169.60 6.10 1.92 0.36 0.19 2.36 1.29 185.50 192.20 6.70 1.38 0.16 0.20 2.44 1.54 329.80 335.85 6.05 2.02 0.06 0.12 0.89 1.33 PEEPD00580 V. CN1-2 368274.06 8828247.24 3640.91 76.00 205.45 -22.78 66.60 70.70 4.10 1.19 1.61 0.08 3.79 0.00 123.90 129.20 5.30 1.88 1.72 0.02 1.79 0.00 217.25 221.00 3.75 4.64 2.25 0.11 3.34 0.00 249.80 255.00 5.20 7.57 0.24 0.16 1.78 0.00 286.10 292.30 6.20 1.25 0.21 1.01 1.86 0.00 16 261.00265.604.602.890.880.041.880.00 224.10234.1510.054.031.090.072.260.00 PEEPD00593V. CN1-2368272.188828248.593642.38306.00241.7826.57207.45213.005.554.601.050.072.590.00 107.55120.9013.355.310.260.061.280.00 PEEPD00724VAM367883.528827503.943977.9792.4087.655.4168.1572.354.202.151.490.053.320.41 301.10316.2015.106.060.200.233.801.97 PEEPD00693VAM367882.428827506.273978.04440.0045.3110.27123.80141.6017.803.160.550.021.290.47 PEEPD00682VAM367882.828827507.303978.18200.2035.4910.39132.00143.0011.003.180.050.170.770.95 PEEPD00675VAM367882.438827507.443978.24243.2025.6210.31195.30201.906.602.921.030.202.681.87

Mineral Exploration Results Report 206.80 213.20 6.40 5.89 3.23 0.18 10.46 0.00 243.00 254.80 11.80 9.98 8.32 0.21 12.34 0.00 PEEPD00607 V. CN1-2 368272.08 8828248.58 3643.55 300.10 241.80 46.50 150.65 155.20 4.55 2.49 1.65 0.01 3.21 0.10 PEEPD00619 V. CN1-2 368271.35 8828249.25 3643.46 317.60 258.10 42.53 258.20 264.20 6.00 5.52 6.76 0.05 13.93 1.08 PEEPD00708 V. CN1-2 368271.31 8828251.02 3641.68 191.10 278.92 6.20 177.10 182.60 5.50 3.07 1.85 0.03 4.69 0.14 PEEPD00719 V. CN1-2 368271.71 8828250.34 3642.31 214.60 269.24 20.52 202.50 206.00 3.50 4.98 3.76 0.07 6.49 0.87 PEEPD00735 V. CN1-2 368271.01 8828250.17 3641.70 195.90 267.14 6.67 168.00 182.70 14.70 2.79 1.90 0.03 3.83 0.28 PEEPD00655 VC2 - C3 368089.04 8828317.19 3626.15 146.50 317.68 -48.91 53.00 56.20 3.20 2.14 0.58 0.01 2.66 0.27 147.50 150.60 3.10 3.38 3.02 0.00 6.62 0.09 PEEPD00670 VC2 - C3 368094.84 8828310.13 3629.34 221.30 159.69 26.84 3.50 7.00 3.50 6.95 7.90 0.14 18.03 1.23 111.95 121.85 9.90 0.23 0.98 0.01 2.93 0.17 17 185.60198.7013.100.882.480.034.710.09 PEEPD00581VPORV367723.378827292.763925.99295.40285.2618.2924.3534.059.700.951.170.011.570.03 160.30177.0516.755.032.390.026.000.59 PEEPD00662VC2 - C3368089.058828317.093628.28182.50300.8011.1869.7572.803.052.781.620.012.740.04 PEEPD00738V. CN1-2368272.478828249.673641.55191.00255.886.27160.50166.105.6018.4910.800.1419.083.09 PEEPD00729V. CN1-2368271.018828249.343642.42190.90256.1018.80179.40190.4011.008.378.220.2414.182.42 PEEPD00713V. CN1-2368271.128828250.353641.97203.60270.1812.53190.00199.109.104.568.010.1811.440.76 PEEPD00694V. CN1-2368272.048828252.153641.51225.30298.832.6862.1565.403.253.581.980.033.030.06 288.95297.858.902.852.920.046.360.58 PEEPD00604V. CN1-2368271.168828249.213642.84274.80257.6528.28262.70270.908.203.434.840.086.340.00 225.50229.604.105.443.060.065.380.00 PEEPD00599V. CN1-2368271.638828248.753643.16254.80249.0434.94102.80106.203.401.210.920.022.100.00

Mineral Exploration Results Report 205.20 230.15 24.95 0.56 1.17 0.01 1.92 0.19 210.20 220.35 10.15 0.66 1.18 0.07 4.56 0.00 PEEPD00603 VPORV 367723.14 8827291.02 3926.13 261.70 255.00 18.00 158.00 165.40 7.40 1.43 3.22 0.02 5.43 0.00 207.55 212.10 4.55 2.40 1.40 0.01 1.99 0.00 153.60 165.10 11.50 2.55 2.12 0.02 2.38 0.04 186.85 192.90 6.05 0.85 1.42 0.01 1.94 0.06 PEEPD00612 VPORV 367667.92 8827502.53 3942.39 340.30 99.05 -7.01 330.35 332.90 2.55 6.07 0.19 0.04 1.24 0.53 121.80 130.60 8.80 0.28 1.84 0.02 3.31 0.07 PEEPD00623 VPORV 367724.06 8827287.71 3926.16 275.80 210.78 18.67 29.70 33.70 4.00 1.81 1.01 0.04 1.30 0.31 167.60 172.60 5.00 2.01 1.30 0.01 1.41 0.03 PEEPD00632 VPORV 367726.56 8827291.93 3925.60 293.80 195.00 18.00 114.95 125.90 10.95 0.89 2.04 0.01 3.75 0.07 18 188.50199.1010.601.151.090.011.310.04 200.60204.403.801.551.170.011.430.05 101.70108.957.250.451.360.012.440.06 194.60198.804.201.201.230.011.720.06 PEEPD00615VPORV367723.818827289.213926.02243.10225.0018.0025.2028.803.601.481.830.011.660.04 205.00209.004.001.881.740.012.370.07 174.35179.204.850.352.110.023.390.09 PEEPD00608VPORV367723.578827290.323925.99263.60240.0018.0019.4527.858.401.490.420.132.520.28 187.40196.809.400.481.620.022.690.00 PEEPD00597VPORV367666.888827504.643942.57348.0072.63-7.34333.00337.704.703.650.140.053.250.66 PEEPD00594VPORV367724.238827293.293925.80338.20301.0018.0037.2054.5017.301.451.870.012.470.00

Mineral Exploration Results Report PEEPD00636 VPORV 367668.00 8827503.72 3942.41 351.90 85.78 -7.47 65.20 68.50 3.30 0.04 0.19 0.14 3.25 3.94 281.00 286.30 5.30 1.96 0.66 0.06 1.73 0.82 299.80 303.60 3.80 3.07 0.99 0.03 0.62 0.22 PEEPD00653 VPORV 367723.83 8827288.41 3925.55 271.50 219.17 8.00 112.50 114.55 2.05 2.11 2.00 0.03 2.05 0.01 219.70 223.50 3.80 1.92 1.58 0.01 2.06 0.07 194.90 198.60 3.70 0.10 1.88 0.01 2.93 0.05 PEEPD00669 VPORV 367723.31 8827290.54 3925.51 249.10 247.65 12.51 30.05 34.90 4.85 0.48 0.27 0.05 2.58 0.43 144.85 150.90 6.05 0.23 2.02 0.07 5.75 0.08 183.60 187.90 4.30 1.57 1.45 1.29 0.01 0.01 PEEPD00678 VPORV 367723.19 8827292.38 3925.54 266.70 278.34 8.98 224.65 233.00 8.35 1.32 1.53 0.02 2.44 0.08 181.50 185.90 4.40 0.10 0.10 0.12 4.82 0.25 19 230.10237.607.500.331.590.012.530.02 PEEPD00692VPORV367723.618827293.133925.55250.80292.688.3829.4034.605.200.971.610.012.290.03 198.10206.908.800.121.530.032.980.09 156.20160.554.350.201.560.012.890.01 127.50133.806.300.153.910.099.740.41 207.70212.705.001.972.580.011.260.03 PEEPD00661VPORV367723.588827289.643925.61250.10232.569.1818.3521.302.953.351.030.011.570.19 205.75210.704.950.252.100.042.070.08 PEEPD00647VPORV367724.568827287.083925.56260.10200.329.65219.40226.306.900.943.510.014.760.09 290.00294.204.202.800.680.3212.380.42 104.30111.006.700.960.220.102.530.72

Mineral Exploration Results Report PEEPD00702 VPORV 367725.55 8827292.69 3925.23 251.80 307.92 8.87 40.25 46.00 5.75 1.32 0.90 0.01 1.57 0.05 28.80 32.80 4.00 1.53 0.33 0.02 1.29 0.17 PEEPD00723 VPORV 367730.51 8827290.00 3925.68 250.80 113.35 11.76 21.15 27.10 5.95 0.93 0.57 0.01 1.19 0.47 PEEPD00583 VINTEGRACION 368103.51 8828777.84 3041.66 353.20 284.92 4.60 78.45 82.35 3.90 3.43 0.01 0.07 0.33 0.00 PEEPD00600 VINTEGRACION 368105.64 8828779.18 3041.70 302.60 337.34 5.11 77.00 81.50 4.50 4.44 0.01 0.17 0.29 0.12 219.10 224.40 5.30 3.21 0.29 0.74 0.23 0.25 260.30 273.40 13.10 1.95 1.15 1.78 0.06 0.11 175.40 187.30 11.90 3.61 0.03 0.23 0.32 0.20 PEEPD00657 VINTEGRACION 367918.61 8828821.46 3398.20 41.70 246.26 0.09 37.90 41.50 3.60 3.13 0.35 0.88 0.08 0.36 59.80 64.00 4.20 2.90 0.75 1.21 0.06 0.22 PEEPD00577 V. ÉXITO 368369.77 8827897.34 3640.00 58.30 337.84 -17.36 84.05 95.05 11.00 1.72 0.45 0.25 2.29 0.26 104.00 107.25 3.25 2.50 2.71 0.05 3.05 0.15 89.20 94.20 5.00 2.76 0.10 0.21 1.06 0.00 PEEPD00611 V. ÉXITO 368367.20 8827891.91 3640.74 166.50 253.51 11.94 53.50 59.50 6.00 3.37 1.35 0.31 3.33 0.45 20 PEEPD00595V. ÉXITO368368.298827895.323640.7381.30304.6111.0949.4060.4011.003.002.240.303.120.00 PEEPD00591V. ÉXITO368369.588827896.413640.6698.90330.5010.3682.8587.004.152.061.370.293.160.32 PEEPD00586V. ÉXITO368370.178827897.833640.79128.80344.0410.9095.4099.153.751.931.280.031.580.08 245.80249.203.401.382.724.140.062.39 52.0056.004.001.651.021.740.050.11 303.10306.253.151.240.798.290.140.38 PEEPD00613VINTEGRACION368106.668828779.703041.54320.80352.69-0.31131.80136.805.003.680.100.880.310.19 243.00255.1512.153.750.260.700.490.27 188.60196.057.450.820.943.330.190.22 203.70207.503.800.971.452.710.040.00 184.45188.904.451.541.660.013.220.25 145.80154.358.550.780.970.011.790.35 PEEPD00716VPORV367730.938827290.783925.67259.4097.558.692.906.904.000.700.530.223.001.39

Mineral Exploration Results Report 97.10 101.00 3.90 2.87 0.09 0.35 0.85 0.28 64.10 78.80 14.70 7.21 5.29 0.12 3.82 0.25 PEEPD00622 V. ÉXITO 368367.27 8827891.28 3642.02 81.10 242.33 33.96 74.30 79.80 5.50 2.63 2.93 0.15 3.71 0.74 PEEPD00629 V. ÉXITO 368368.70 8827894.51 3641.67 103.50 293.33 33.27 60.50 74.20 13.70 2.65 0.88 0.26 2.06 0.34 PEEPD00637 V. ÉXITO 368367.63 8827890.86 3642.55 134.00 228.00 43.00 82.35 116.80 34.45 5.66 5.29 0.11 4.78 0.54 PEEPD00644 V. ÉXITO 368368.05 8827893.67 3642.59 105.90 280.00 43.00 67.60 103.10 35.50 3.22 0.14 0.46 1.55 0.57 PEEPD00656 V. ÉXITO 368369.58 8827896.35 3642.42 187.60 330.00 47.00 131.70 149.65 17.95 1.64 1.28 0.07 1.97 0.37 PEEPD00665 V. ÉXITO 368371.45 8827893.10 3640.09 183.10 345.00 43.00 141.00 148.20 7.20 1.00 0.78 0.05 1.95 1.61 21 165.60180.0514.451.740.260.261.370.23 PEEPD00650V. ÉXITO368368.458827895.173642.69113.20304.0043.0087.9094.506.601.410.620.221.940.42 PEEPD00643V. ÉXITO368367.548827892.033642.71118.60255.0046.0067.35104.3036.951.180.360.272.050.39 PEEPD00633V. ÉXITO368368.508827896.383642.29110.00316.0035.0087.1595.808.651.280.360.531.270.55 PEEPD00626V. ÉXITO368367.768827893.253641.81151.30268.1329.5666.6075.759.151.540.121.151.520.77 92.0096.604.601.831.530.042.150.36 PEEPD00618V. ÉXITO368367.918827891.043640.6498.70229.0411.4360.9564.103.152.061.290.061.440.34 63.7069.405.701.290.190.782.040.89

Mineral Exploration Results Report Morro Agudo Section Section Figure 5: Geological map with drilling program performed in 2018 – Morro Agudo Deposit 22

Mineral Exploration Results Report Table 4: Bonsucesso Target Results 2018 – Morro Agudo deposit Hole ID Intersection X Y Z Total Depth (m) Azimuth ( ) Inclination ( ) From (m) To (m) Drilled Thickness (m) Zn Grade (%) Pb Grade (%) BRVZAMDD0223 2 309412 8108600 574 378.50 70 65 320.7 324.9 4.2 8.06 0.01 BRVZAMDD0226 2 310222 8107186 560 414.88 70 50 316.1 319.6 3.5 2.16 0.25 BRVZAMDD0227 2 310221 8107296 560 420.42 70 50 252.4 256.6 4.2 1.16 0.03 BRVZAMDD0228 2 310189 8107491 554 354.81 70 50 273.9 277.0 3.1 1.79 0.20 BRMAMBSCD000003 1 310327 8107274 552 292.07 70 55 165.3 169.3 4.0 1.39 0.06 BRMAMBSCD000005 1 309393 8108639 573 385.58 70 65 290.4 297.4 7.0 3.48 0.02 BRMAMBSCD000005 3 309393 8108639 573 385.58 70 65 348.6 352.8 4.3 3.05 3.15 BRMAMBSCD000006 2 310221 8107296 560 413.65 70 60 278.3 282.7 4.3 6.36 0.47 BRMAMBSCD000008 1 310283 8107366 555 401.99 70 55 226.0 238.0 12.0 1.31 0.12 BRMAMBSCD000011 1 309435 8108654 572 348.52 70 65 256.0 259.5 3.5 0.97 0.24 Note: Reported intervals are not represented in true thickness. They represent the intersection thicknesses of drillholes performed in the mineralized zone with 60° angle. The drillholes were done to intercept targets at a right angle position as much as possible varying the dip angle from 50 to 65 degrees. 23 BRMAMBSCD00001213102548107722546335.607060201.6206.04.44.751.51 BRMAMBSCD00001013102028107336556404.487060270.6281.911.21.200.17 BRMAMBSCD00000633102218107296560413.657060369.3380.511.12.290.54 BRMAMBSCD00000613102218107296560413.657060262.1271.08.83.770.13 BRMAMBSCD00000523093938108639573385.587065303.2312.99.712.730.21 BRMAMBSCD00000323103278107274552292.077055209.1233.524.45.360.86 BRMAMBSCD00000213102858107265555360.017055248.1251.63.52.360.26 BRVZAMDD022813101898107491554354.817050256.1259.33.23.200.17 BRVZAMDD022713102218107296560420.427050238.1244.36.21.500.01 BRVZAMDD022613102228107186560414.887050249.4260.010.60.970.05 BRVZAMDD022313094128108600574378.507065301.1303.01.92.360.01

Mineral Exploration Results Report Aripuanã (Ambrex Extension) Figure 6: Babaçu target and 2018 drilling campaign-Aripuanã project Table 5: Babaçu 2018 exploratory drilling program as of July 2018-Aripuanã project 2 X Y Z Dip (°) Az (°) Depth (m) Status BRAPD000003 227325 8886802 212.93 -70 200 642.60 Concluded BRAPD000006 227325 8886802 212.93 -62 200 412.50 Concluded BRAPD000008 227398 8886702 246.61 -72 200 599.65 Concluded BRAPD000010 227381 8886655 245.60 -68 200 Proposed BRAPD000012 227237 8886851 200.24 -76 200 483.35 Concluded BRAPD000014 227457 8886660 264.39 -77 200 436.20 Concluded BRAPD000016 227149 8886898 200.00 -75 200 Proposed BRAPD000018 227255 8886894 195.74 -76 200 Proposed BRAPD000020 227457 8886660 264.39 -85 200 56.90 In progress 24 BRAPD0000192274418886616248.90-77200Proposed BRAPD0000172272118886764211.76-70200115.70In progress BRAPD0000152274138886747240.06-82200442.25Concluded BRAPD0000132272228886800210.63-70200699.75Concluded BRAPD0000112272918886711231.43-64200Proposed BRAPD0000092273838886657246.85-72200Proposed BRAPD0000072273988886702246.61-82200465.40Concluded BRAPD0000042272918886711231.43-70200Proposed BRAPD0000022273258886802212.93-78200555.40Concluded

Mineral Exploration Results Report Table 6: Results obtained until July 2018 from Babaçu Target – Aripuanã project Target Hole ID X Y Z Total Depth (m) Azimuth ( ) Inclination ( ) From (m) To (m) Drilled Thikness (m) Zn Grade (%) Pb Grade (%) Cu Grade (%) Au Grade (g/t) BABAÇU BRAPD000003 227324.5 8886802 212.9 642.6 200 -70 376.15 380.57 4.42 0.69 0.25 3.19 0.56 BABAÇU BRAPD000002 227324.5 8886802 212.9 555.4 200 -78 380.66 404.65 23.99 0.04 0.25 0.44 0.24 Note: Reported intervals are not represented in true thickness. They represent the intersection thicknesses of drill holes performed at the mineralized zone with 70° to 77° angles. The Babaçu mineralization is highly folded with a main trend of N-NW from limbs (approximately 30 to 50 degrees) perpendicular to the drill hole angle. The analytical results from concluded drill holes BRAPD000006, BRAPD000007, BRAPD000008, BRAPD000006, BRAPD000012, BRAPD000013, BRAPD000014 and BRAPD000015 are still pending. 25 BABAÇUBRAPD000002227324.58886802212.9555.4200-78343.5349.556.050.920.510.030.03 BABAÇUBRAPD000003227324.58886802212.9642.6200-70360.65374.5113.866.711.340.370.12

Mineral Exploration Results Report Shalipayco DDH 2017 and 2018 Figure 7: Drillholes location at Shalipayco Project 26 Legend Historical Platform

Mineral Exploration Results Report Table 7: Results of the 2017/2018 drilling within the Resurgidora Mantle, Intermedio Mantle – Shalipayco Project Hole ID Target X Y Z Total Depth (m) Azimuth ( ) Inclination ( ) From (m) To (m) Drilled Thickness (m) Zn Grade (%) Pb Grade (%) Ag Grade (ppm) 71.40 72.80 1.40 11.70 0.05 117.00 157.20 158.30 1.10 5.73 0.21 49.50 168.20 169.60 1.40 6.04 0.00 41.90 195.60 197.10 1.50 11.75 0.04 58.70 PESHD000024 Resurgidora 394808.318 8798779.105 4409.294 152.4 224 -50.56 101.40 131.35 29.95 2.05 0.06 11.72 125.20 126.40 1.20 5.92 0.13 21.60 166.90 167.95 1.05 12.85 1.39 65.10 PESHD000032 Resurgidora 394585.105 8799070.753 4446.456 536.7 44.65 -64.96 61.60 64.90 3.30 11.35 2.88 61.51 PESHD000033 Resurgidora 394373.413 8799340.308 4499.948 207 120 -20.25 176.50 192.80 16.30 4.35 1.20 25.62 181.40 182.70 1.30 8.71 1.48 50.40 184.65 186.00 1.35 6.25 2.01 39.90 338.00 338.80 0.80 4.90 0.01 36.10 27 345.10356.9011.802.640.2437.71 PESHD000034Resurgidora394209.938799212.1264482.118581.9225-63.84336.35340.654.301.560.0314.31 182.70184.051.358.960.5544.00 179.50180.501.007.320.1837.80 62.2063.701.5016.254.6388.30 PESHD000029Resurgidora394808.2648798781.1194409.562350.8221.5-84.9924.2028.153.952.190.0223.98 PESHD000028Resurgidora394466.2658799222.7094485.826230.9519-1.11162.00171.159.156.351.6337.28 102.90104.301.407.680.0543.90 PESHD000021Resurgidora394808.5018798778.9874409.287512.545-59.4320.9524.803.853.220.0428.60 195.00206.4011.403.681.1934.56 PESHD000015Resurgidora39436687993444498.924302.1224.84-53.46168.20174.906.703.510.0328.47 PESHD000011Resurgidora394459.3188799214.2374485.729206.9224.84-59.04154.00161.607.603.220.1627.17 PESHD000002Resurgidora393143.1948799972.5524331.778272.40-9071.4075.103.707.140.0374.83

Mineral Exploration Results Report 349.45 351.15 1.70 8.44 0.92 69.30 PESHD000036 Resurgidora 394374.91 8799348.406 4499.197 231 45.13 -14.82 93.85 114.65 20.80 3.31 0.38 22.30 109.30 110.80 1.50 10.60 0.86 50.10 PESHD000038 Resurgidora 394585.815 8799069.621 4446.614 253.9 224.86 -45.85 188.30 207.45 19.15 1.57 0.02 16.74 194.90 196.05 1.15 6.54 0.02 56.50 PESHD000040 Resurgidora 394586.183 8799069.981 4446.403 209.4 224.73 -55.14 151.00 156.25 5.25 4.83 0.94 36.73 166.10 172.90 6.80 3.57 1.24 28.54 PESHD000041 Resurgidora 394369.977 8799349.485 4497.589 218 354.79 -32.1 96.65 100.70 4.05 3.26 0.88 37.25 116.50 117.80 1.30 6.65 0.05 56.60 122.10 123.15 1.05 6.44 0.06 48.20 PESHD000051 Resurgidora 394050.989 8799315.647 4480.452 504.2 225 -72.95 272.60 280.05 7.45 2.49 0.09 20.14 PESHD000054 Resurgidora 393722 8799540 4385.299 423 225 -74.93 269.75 273.20 3.45 4.76 0.28 25.72 142.00 143.20 1.20 16.30 0.35 185.99 166.40 167.40 1.00 5.14 1.49 5.67 28 PESHD000059Resurgidora39456687984364332.631414.145-75.01200.30211.7511.453.740.6431.59 162.70168.806.109.112.7634.63 PESHD000057Resurgidora394583.7488799081.2884447.9265.4337-13.17142.00147.105.105.170.1158.72 273.83275.101.275.320.1147.40 128.40129.901.506.220.4141.90 PESHD000046Resurgidora394790.8628798565.6754346.698176.4317.5-46.45119.30135.7516.453.110.2523.73 PESHD000044Resurgidora394372.018799356.0784498.431258.111.68-14.9108.10117.809.702.610.2226.07 167.55168.751.207.603.3759.90 152.60153.651.057.910.8040.80 205.65205.950.3010.700.11124.00 193.60194.150.556.450.0458.70 110.80112.201.405.201.1927.20 102.45103.451.008.620.6056.80 355.35355.800.459.450.01139.00

Mineral Exploration Results Report 204.80 205.90 1.10 5.51 0.13 48.00 PESHD000061 Resurgidora 394582.363 8799083.158 4448.143 181.4 310.05 -27.6 128.20 143.60 15.40 3.50 0.07 31.62 131.30 132.30 1.00 7.84 0.11 72.50 291.30 292.40 1.10 7.62 0.51 90.60 PESHD000084 Resurgidora 394511.195 8798520.044 4347.755 370.2 38.1 -80 223.00 231.50 8.50 4.61 0.62 42.76 238.65 240.00 1.35 25.10 0.56 232.99 PESHD000085 Resurgidora 394804.269 8798783.475 4410.033 159.7 306.2 -25.8 114.80 122.50 7.70 5.23 0.31 31.61 121.40 122.50 1.10 6.27 0.09 43.90 131.55 133.05 1.50 13.10 0.06 54.10 142.40 143.60 1.20 6.61 2.98 43.10 180.40 181.50 1.10 6.81 3.08 61.50 231.70 243.25 11.55 6.92 0.51 73.35 PESHD000098 Resurgidora 394513.299 8798523.432 4348.895 370.5 40.99 -45.21 206.70 215.50 8.80 4.20 0.57 40.34 220.00 221.25 1.25 5.51 1.52 53.30 29 252.60256.403.807.610.03102.86 218.65226.257.603.600.3833.63 236.80238.201.4016.103.97189.99 182.30183.801.506.450.2140.60 PESHD000087Resurgidora394465.688798603.1024347.913354.226.6-79.6170.95183.8012.854.060.6932.79 138.00146.558.554.150.8020.96 128.80133.805.007.640.0735.24 114.80116.301.505.521.4034.90 240.00241.101.1015.450.17106.00 235.80241.105.3010.250.2887.59 300.90301.951.056.010.2152.30 PESHD000064Resurgidora394564.0818798441.8274332.631482.8222.1-64.9282.80310.7527.953.750.2839.26 130.30131.301.005.750.1151.60 207.00208.051.0510.103.69113.00

Mineral Exploration Results Report PESHD000099 Resurgidora 394468.869 8798607.767 4347.913 355 42.3 -34.93 254.85 260.45 5.60 3.50 0.02 38.31 445.20 448.65 3.45 9.96 3.08 123.30 449.05 455.15 6.10 5.39 0.21 37.37 454.10 455.15 1.05 7.20 0.04 38.20 221.40 222.95 1.55 8.13 8.51 96.00 294.20 301.80 7.60 5.63 0.55 40.99 PESHD000113 Resurgidora 394385.975 8798726.386 4371.389 351.4 35.43 -26.49 232.90 236.60 3.70 6.36 2.11 36.27 234.20 235.20 1.00 9.76 1.86 43.90 251.55 252.60 1.05 27.80 0.02 276.99 145.10 146.20 1.10 9.48 1.31 88.90 147.70 149.20 1.50 5.03 0.01 22.80 163.50 165.00 1.50 5.32 0.01 69.00 169.50 170.55 1.05 5.44 0.02 28.80 290.00 291.20 1.20 5.43 0.01 16.85 30 292.00293.100.608.920.0824.50 PESHD000045Intermedio394049.0758799313.1134481.803380.945-76.91287.00293.106.102.660.028.78 168.00169.501.506.980.0277.40 162.00170.558.553.970.0142.87 146.20147.701.505.770.0216.90 PESHD000042Intermedio394586.8948799070.9174446.338210.1224.73-82.14140.60154.7014.104.050.1734.37 PESHD000022Intermedio394387.8218798724.3454371.202472.3221.42-64.75246.70252.605.905.700.0255.47 232.90234.201.308.604.3961.30 296.55297.651.106.431.2759.50 PESHD000111Resurgidora394515.7748798524.6474338.707428221.46-64.27290.25293.803.553.930.0829.78 PESHD000109Resurgidora394516.6348798525.5544338.874294.3219.34-79.81218.80232.3013.504.242.5137.91 449.05450.551.506.830.3637.90 445.20446.201.0014.759.44269.99 PESHD000100Resurgidora393285.1258799703.1344333.034926.4291.76-46.97412.65428.5015.853.100.7222.96

Mineral Exploration Results Report PESHD000047 Intermedio 394031.811 8799393.963 4442.983 381.3 225 -75.69 324.00 330.80 6.80 2.26 0.01 2.93 327.35 327.85 0.50 9.46 0.01 8.48 PESHD000049 Intermedio 394032.778 8799394.138 4443.11 295.7 45 -51.19 210.00 217.60 7.60 5.87 0.01 8.28 214.15 215.40 1.25 22.60 0.01 30.20 231.90 232.70 0.80 8.08 1.47 43.40 418.05 419.55 1.50 12.05 22.61 142.00 285.60 287.10 1.50 24.50 5.23 278.99 289.10 290.60 1.50 45.69 11.15 312.99 295.15 296.40 1.25 13.20 2.36 74.40 116.70 118.20 1.50 9.27 1.28 56.60 PESHD000107 Intermedio 393283.303 8799703.363 4336.38 715.8 15.27 -53.15 252.50 259.85 7.35 5.05 0.14 27.85 257.30 258.80 1.50 9.57 0.02 47.70 PESHD000113 Intermedio 394385.975 8798726.386 4371.389 351.4 35.43 -26.49 284.65 293.50 8.85 4.34 0.81 25.97 PESHD000114 Intermedio 393287.055 8799701.379 4336.393 424.3 31.49 -30.24 300.10 305.60 5.50 4.64 0.21 22.48 Note: Reported intervals are not represented in true thickness. 31 301.10302.501.4011.050.5542.70 PESHD000108Intermedio393719.8338799537.8944374.901278.542.76-35.17212.80216.603.803.480.3111.60 252.80254.301.505.730.5535.20 126.35127.351.0010.351.3652.80 PESHD000095Intermedio393762.3998799630.7844345.572263358.6-44.54116.70128.3011.604.940.8035.61 290.60291.651.0545.5718.85296.99 287.90289.101.2038.3616.00322.99 PESHD000054Intermedio39372287995404385.299423225-74.93282.95298.9516.0018.035.83159.62 PESHD000051Intermedio394050.9898799315.6474480.452504.2225-72.95415.50419.554.055.918.7858.94 PESHD000050Intermedio394712.258798899.0154432.502252.7272-38.42337.00234.205.202.310.4113.93 213.00214.151.157.040.019.16 330.50330.800.308.170.0112.75 324.00324.600.605.160.014.53

Mineral Exploration Results Report Figure 8: Geological map showing targets and rock-chip surface sampling of Shalipayco Project. 32

Mineral Exploration Results Report Caçapava do Sul Area3 Area2 Area1 Figure 9: Drilling location on Stockwork Copper – Caçapava do Sul Project 33 Drilling 2017 Drilling 2018 Mineralization identified 2017 (Stockwork Copper) Drilling Focus 2018 Santa Maria Mineralization

Table 8: Results of drilling samples of the Stockwork Copper system – Caçapava do Sul Project Hole ID Intersection X Y Z Total Depth (m) Azimuth ( ) Inclination ( ) From (m) To (m) Drilled Thicknes s (m) Zn Grade (%) Pb Grad e (%) Cu Grade (%) Au Grade (g/t) Ag Grade (ppm) BRSMSMDD0260 2 262072 6575587 192.50 567.00 91.95 -65.70 376.90 378.05 1.15 0.05 5.49 3.10 9.45 23.52 BRSMSMDD0262 262626 6575575 248.85 490.50 270.99 -69.11 363.50 384.00 20.50 0.09 0.07 0.41 0.05 2.91 BRSMD000263 1 262468 6575660 215.73 451.20 268.43 -69.85 114.50 129.00 14.50 1.27 0.35 0.00 0.00 4.93 BRSMD000263 3 262468 6575660 215.73 451.20 268.43 -69.85 323.70 348.00 24.30 0.02 0.08 0.69 0.27 1.79 BRSMD000264 1 262538 6575667 228.33 451.10 262.26 -70.65 168.30 176.20 7.90 1.22 0.42 0.00 0.01 3.76 BRSMD000264 4 262538 6575667 228.33 451.10 262.26 -70.65 329.55 342.20 12.65 0.05 0.18 0.44 0.02 1.34 Note: Reported intervals are not represented in true thickness. They represent the intersection thicknesses of drill holes performed in the mineralization with 67 to 77° angles. Stockwork Copper mineralization is sub-horizontal low-angle (max. 25° dip), with potential angle in relation to the actual thickness. High-grade systems also have low-angle dip (smaller than 30°) 34 Contact: ir@nexaresources.com BRSMD00026432625386575667228.33451.10262.26-70.65394.45404.8010.350.010.031.451.463.05 BRSMD00026422625386575667228.33451.10262.26-70.65287.70404.80117.100.060.110.250.141.01 BRSMD00026342624686575660215.73451.20268.43-69.85340.00350.0010.000.010.060.390.652.13 BRSMD00026322624686575660215.73451.20268.43-69.85242.00382.00140.000.020.020.250.081.02 BRSMSMDD02622626266575575248.85490.50270.99-69.11375.25378.853.600.120.021.050.106.93 BRSMSMDD026112622236575530197.53415.60271.40-74.90339.85350.4510.600.030.840.680.0310.47 BRSMSMDD026012620726575587192.50567.0091.95-65.70345.25378.0532.800.020.250.150.352.12